UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )1

CBM Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

1248XT 104

(CUSIP Number)

September 27, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 1248XT 104	13G	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSON: Chesapeake Bank of Maryland Employee Stock Ownership Plan Trust TIN: 83-1298046
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 338,560
	7	SOLE DISPOSITIVE POWER 338,560
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,560
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 4,232,000 shares outstanding as of December 31, 2018.

CUSIP NO. 1248XT 104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: William W. Whitty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Comprised of shares owned by William W. Whitty, Jr. as follows: 17,500 shares indirectly owned through an IRA account. The amount excludes 338,560 shares held by the Chesapeake Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.

(2)	Based on 4,232,000 shares outstanding as of December 31, 2018.

CUSIP NO. 1248XT 104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Francis X. Bossle, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500 (1)
	6	SHARED VOTING POWER 10,000 (1)
	7	SOLE DISPOSITIVE POWER 7,500 (1)
	8	SHARED DISPOSITIVE POWER 10,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Comprised of shares owned by Francis X. Bossle, Jr. as follows: 7,500 shares owned directly and 10,000 share indirectly owned through an IRA account. The amount excludes 338,560 shares held by the Chesapeake Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.

(2)	Based on 4,232,000 shares outstanding as of December 31, 2018.

CUSIP NO. 1248XT 104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Benny C. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Comprised of shares owned by Benny C. Walker as follows: 17,500 shares indirectly owned through an IRA account. The amount excludes 338,560 shares held by the Chesapeake Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.

(2)	Based on 4,232,000 shares outstanding as of December 31, 2018.

CUSIP NO. 1248XT 104	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Glenn C. Ercole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Comprised of shares owned by Glenn C. Ercole as follows: 17,500 shares indirectly owned through an IRA account. The amount excludes 338,560 shares held by the Chesapeake Bank of Maryland Employee Stock Ownership Plan (“ESOP”) trust, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.

(2)	Based on 4,232,000 shares outstanding as of December 31, 2018.

Page 6 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Item 1	(a) Name of Issuer: CBM Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Chesapeake Bank of Maryland, 2001 East Joppa Road, Baltimore, MD 21234

Item 2	(a) Name of Person Filing:

Chesapeake Bank of Maryland Employee Stock Ownership Plan Trust and the following persons who serve as its Trustees: William W. Whitty, Jr., Francis X. Bossle, Jr., Benny C. Walker and Glenn C. Ercole.

(b) Address of Principal Business Office:

Chesapeake Bank of Maryland, 2001 East Joppa Road, Baltimore, MD 21234

(c) Citizenship: See Item 4 of the cover page provided for each reporting person

(d) Title of Class of Securities: Common Stock, par value $0.01 per share.

(e) CUSIP Number: 1248XT 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See Item 9 of the cover page provided for each reporting person

(b)	Percent of Class:

See Item 11 of the cover page provided for each reporting person

Page 7 of 9 Pages

(c)	Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page provided for each reporting person

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page provided for each reporting person

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page provided for each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page provided for each reporting person

Item 5.	Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

By signing below, each signatory in his individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHESAPEAKE BANK OF MARYLAND EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ William W. Whitty, Jr. William W. Whitty, Jr., as Trustee	February 12, 2019

/s/ Francis X. Bossle, Jr. Francis X. Bossle, Jr., as Trustee	February 12, 2019

/s/ Benny C. Walker Benny C. Walker, as Trustee	February 12, 2019

/s/ Glenn C. Ercole Glenn C. Ercole, as Trustee	February 12, 2019

/s/ William W. Whitty, Jr. William W. Whitty, Jr., as an Individual Shareholder	February 12, 2019

/s/ Francis X. Bossle, Jr. Francis X. Bossle, Jr., as an Individual Shareholder	February 12, 2019

/s/ Benny C. Walker Benny C. Walker, as an Individual Shareholder	February 12, 2019

/s/ Glenn C. Ercole Glenn C. Ercole, as an Individual Shareholder	February 12, 2019